The Neptune Society, Inc.

To:	Securities and Exchange Commission

From:	The Neptune Society, Inc.

Date:	July 25, 2005

Re:	The Neptune Society, Inc. (SEC File No.000-31182
Responses to the Securities and Exchange Commission
Staff Comments dated May 5, 2005, regarding
Form 10-KSB for the Year Ended December 31, 2004
Filed March 31, 2005

Form 10-KSB for the Year Ended December 31, 2004:

Consolidated Statements of Operations, page 23

2.	Please separately present your service and merchandise revenues and their corresponding costs and expenses on the face of the consolidated statements of operations.

Company’s Response

Due to the differing treatment of merchandise revenue based on state regulations, it is not practical to split revenue between service and merchandise. For example, in Florida and Illinois, all of the payments that we receive from customers are placed into trust. Upon performance of the service, the entire amount of the account balance, both principal and interest, is withdrawn. It is not practicable to break down that total sum between its merchandise and service components. So for those states where we do not deliver merchandise and therefore do not recognize revenue until the service is performed, service and merchandise is delivered as a combined cremation package and cannot be split in a meaningful way.

SEC’s Response

We have read and considered your response to comment 2. We understand that you deliver service and merchandise in a combined cremation package in Florida and Illinois and that the related revenues are not recognized until the service is performed. So we may better understand your presentation, explain to us why you are able to separately track and recognize merchandise revenues for the states that allow merchandise delivery while you are unable to do so in Florida and Illinois.

Company’s Response:

Our typical sales model involves two components: merchandise delivered at the time of sale and services to be performed in the future. Accordingly, merchandise revenue is recognized at the time of sale and the price associated with future services is treated as deferred revenue and recognized at the point of service.

Florida and Illinois differ from this model in that these states do not allow the delivery of merchandise at the time of sale and require the trusting of all funds associated with the pre-need sale. Sales in Florida and Illinois are based on a single contract covering both merchandise and services, both to be delivered at the time of death. Since there is no need to separately track such merchandise and service revenue, our accounting system does not provide these details. All revenues associated with Florida and Illinois are deferred at the time of sale and recognized at the point of service.

5.	We note that you allocate your pre-arrangement revenue to merchandise, travel contracts, administrative fees when the pre-need contracts are sold and merchandise delivered in all locations beginning in 2003 except in three states. Are the deliverables separate units of accounting under the guidance within EITF 00-21? Are you allocating the revenues based on vendor specific objective evidence (‘VSOE’) of fair value? Advise us how you apply EITF 00-21 in allocating the pre-arrangement revenues among these multiple deliverables and the cremation services.

Company’s Response

We do not allocate revenues between the merchandise, travel contract and administrative fees, but rather these values are based on specific contract prices as evidenced by both our contracts and our general price lists. The deliverables are therefore separate units of accounting under the guidance within EITF 00-21. These price lists and contractual amounts set forth the most objective and reliable evidence of fair value of the deliverables.

SEC’s Response

We have read and considered your response to comment 5. Note that contract and general price lists are not considered VSOE, and therefore, should not be presumed to be representative of fair value. In accordance with paragraph 16 of EITF 00-21, the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. If you continue to believe that your price lists represent VSOE, please further explain to us why or revise.

Company’s Response:

Paragraph 16 of EITF 00-21 also provides that when a deliverable is not yet being sold separately, the price established by management having the relevant authority may be evidence of VSOE of fair value. While our business decision has been not to market our services and merchandise as separate pieces, the prices assigned to these separate items are established by our CFO, CEO and COO. Further, it is probable that the prices established by management would not change were the items to be sold separately.

In addition, there is third party evidence of fair value based on competitors who sell merchandise similar to that offered by Neptune with prices ranging from slightly less than Neptune’s pricing to significantly higher. For example, the largest provider in the United States offers urns ranging in price from $95 to $3,595, planning booklets at $245 and memorial plaques for $50. Neptune’s total merchandise revenue per contract ranges from $449 to $719, depending on the specific items included and the local market. Therefore we believe there is evidence of VSOE of fair value for the merchandise revenue recognized.

However even if this were not considered to be sufficiently objective VSOE, EITF 00-21, paragraph 12 permits revenue recognition when all of the undelivered components of the multiple deliverables are determinable.

“However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for the delivered item(s). In those cases, the residual method should be used to allocate the arrangement consideration. Under the residual method, the amount of consideration allocated to the delivered item(s) equals the total arrangement consideration less the aggregate fair value of the undelivered item(s).”

In our situation for customers in areas in which we deliver all components other than the cremation service, we defer anywhere from $510 to $774, depending on the market. This amount is not materially different than the service component of the package price for an at need customer.

Administrative fees generally are related to the initial cost of selling and obtaining the preneed contract. We currently recognize 100% of the cost of sales and merchandise upon the initial sale of the contract. While we recognize that there could be an argument made to defer revenue related to the administrative fees under EITF 00-21, we believe that any deferral resulting from this interpretation would be offset by the related deferral of acquisition costs related to the initial sale and delivery of merchandise. Therefore, the resulting impact on net operating income would be immaterial.

6.	Further, advise us and disclose the revenue earning processes of each deliverable and explain how your policies comply with SAB Topic 13.A.3. Support your accounting for immediate revenue recognition for merchandise sold, travel contracts placed and administrative fees charged at the time the pre-need contracts arc sold. In your response, cite the relevant accounting literature you relied on in your explanations, as appropriate.

Company’s Response

SAB Topic 13.A.3 concerns “bill and hold” merchandise sales. Where merchandise revenue is recognized, the merchandise is physically delivered and therefore SAB Topic 13.A.3 does not apply.

SEC’s Response

We note your response to comment 6. Note that SAB Topic 13.A.3 addresses different kinds of revenue recognition arrangements, not just bill and hold merchandise sales. As previously requested, please explain to us your basis for recognizing revenue associated with travel contracts placed and the administrative fees charged at the time the pre-need contracts are sold.

Company’s Response:

In addition to its basic pre-need plan involving the sale of merchandise delivered at the time of sale and of services to be performed at the time of death, Neptune also markets a third-party international travel plan that provides protection to the consumer in the event that they die more than 75 miles away from home. As noted, this is a third party product and all requirements relative to delivery by Neptune are met at the time of sale. Accordingly, revenues associated with travel sales are recognized at the time of sale.

Certain states allow us to charge a non-refundable administrative fee at the time of sale to offset the cost of marketing, processing the contract and establishing the trust account. Accordingly, revenues associated with administrative fees are recognized at the time of sale.

See further response to question # 5 as to the company’s methodology approximating the requirements set forth in EITF 00-21. We will amend future filings to further clarify our revenue recognition policies.

Further, we believe that our revenue recognition policies are consistent with common practices in the death care industry. Please see the following excerpts from the financial statements of Oakridge Holdings, Inc., and Hillenbrand Industries, Inc.

Oakridge Holdings, Inc.

Cemetery and Mausoleum Space Revenue

Sales of cemetery merchandise and services and at-need cemetery interment rights are recorded as revenue when the merchandise is delivered or service is performed.

Matthews International Corporation.

Revenue Recognition:

Revenues are generally recognized when title and risk of loss pass to the customer, which is typically at the time of product shipment. For pre-need sales of memorials and vases, revenue is recognized when the memorial has been manufactured to the customer’s specifications (e.g., name and birth date), title has been transferred to the customer and the memorial and vase are placed in storage for future delivery. A liability has been recorded in Estimated Finishing Costs for the estimated costs of finishing pre-need bronze memorials and vases that have been manufactured and placed in storage prior to July 1, 2003 for future delivery.

In July 2003, the Emerging Issues Task Force (“EITF”) issued Issue No. 00-21 “Revenue Arrangements with Multiple Deliverables.” Issue No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue generating activities. The provisions of Issue No. 00-21 were effective July 1, 2003 and have been applied prospectively by the Company to the finishing and storage elements of its pre-need sales. Beginning July 1, 2003, revenue is deferred by the Company on the portion of pre-need sales attributable to the final finishing and storage of the pre-need merchandise. Deferred revenue for final finishing is recognized at the time the pre-need merchandise is finished and shipped to the customer. Deferred revenue related to storage is recognized on a straight-line basis over the estimated average time that pre-need merchandise is held in storage.

Hillenbrand Industries, Inc.

Revenue Recognition – Sales and Rentals

Net revenues reflect gross revenues less sales discounts and allowances and customer returns for product sales and a provision for uncollectible receivables for rentals. Revenue recognition for product sales and rentals is evaluated under the following criteria:

•	Evidence of an arrangement: Revenue is recognized when there is evidence of an agreement with the customer reflecting the terms and conditions to deliver products or services.

•	Delivery: For products, delivery is considered to occur upon receipt by the customer and the transfer of title and risk of loss. For rental services, delivery is considered to occur when the services are rendered.

•	Fixed or determinable price: The sales price is considered fixed or determinable if it is not subject to refund or adjustment.

•	Collection is deemed probable: At or prior to the time of a transaction, credit reviews of each customer are performed to determine the creditworthiness of the customer. Collection is deemed probable if the customer is expected to be able to pay amounts under the arrangement as those amounts become due. If collection is not probable, revenue is recognized when collection becomes probable, generally upon cash collection.

As a general interpretation of the above guidelines, revenues for health care products in the patient care environment and for casket and cremation products in the funeral services portion of our business are generally recognized upon delivery of the products to the customer and their assumption of risk of loss and other risks and rewards of ownership. Local business customs and non-standard sales terms can sometimes result in deviations to this normal practice in certain instances.

Goodwill (Names and Reputations), page 36

10.	We note that the fair value of the Company, as a single reporting unit under FASB 142, exceeded the carrying value of the net assets including goodwill. In view of the different state regulations among your business locations, explain to us the basis for your conclusion that you have only one reporting unit. Refer to EITF Topic No.D-101.

Company’s Response

Approximately 98% of the goodwill carried on our books comes from the initial purchase of the Neptune Group in 1999. Any amounts that could be allocated to a separate business unit since then would be immaterial.

SEC’s Response

We note your response to comment 10; however, your response did not address your basis in determining that you have one reporting unit in view of the different state regulations among your business locations. Please advise us your basis in making that determination. We refer you to guidance within EITF topic D-101.

Company’s Response:

The mere fact that there are different state regulations affecting the operations does not change the nature of the reporting unit and how we manage our business. All operations, regardless of the states in which we are located share similar economic characteristics and are centrally managed. Therefore there is only one reporting unit.

Note for management only (not to be included in SEC response), excerpted from D-101:

Determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances. Although paragraph 30 of Statement 142 includes a number of characteristics that must be present for a component of an operating segment to be a reporting unit, no single factor or characteristic is determinative. The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity. As noted in the basis for conclusions of Statement 142, “The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated” (paragraph B102). “That approach reflects the Board’s belief that the information an entity reports for internal use will reflect the way the overall entity is managed” (paragraph B103).

Marketing Allowances

12.	Advise us the nature of your marketing allowances for the purchase of group insurance coverage for pre-arrangements and the revenue earning process. Also, advise us why you did not account for the allowances as reductions of marketing expenses in the income statements. Refer to EITF 02-16 and examples in Exhibit 02-16A.

Company’s Response

EITF 02-16 addresses accounting by a customer or reseller for consideration received from a vendor to offset the cost of selling their product. We do not believe EITF 02-16 applies to this circumstance. The marketing allowances received by Neptune associated with the transfer of trust investments to a group life insurance policy are not directly associated with the selling and obtaining costs associated with Neptune’s pre-need contracts, nor are we selling the life insurance policies on behalf of the insurance company. In fact, the marketing allowances represent a form of management fees associated with the trust funds.

SEC’s Response

We note in your response to comment 12 that you consider the marketing allowances to be a form of management fee associated with the trust funds. As previously requested, advise us how these fees are earned and clarify your disclosures, as appropriate. Also explain to us why they are characterized as marketing allowances rather that management fees.

Company’s Response:

The marketing allowances are characterized as such to be clear about the source of the fees. To characterize them as management fees would be misleading, as they do not result from the management of the trusts. Our trust managers have elected to invest in life insurance as opposed to other securities, and as a result, our compensation shifted from trust management fees to marketing allowances paid by the life insurance company. The statement that they represent a form of management fees related merely to the business decision that resulted in a reduction in previously earned management fees, offset by the new earning of marketing allowances on the life insurance.

Recent Accounting Pronouncements, page 34

13.	We note that the adoption of FIN 46R did not have a material impact on the Company’s financial position or results of operations. Advise us if your pre-need arrangement trust funds are variable interest entities (the ‘VIE’). Refer to the guidance within paragraph 5 of FIN 46R. If not, explain why not. If so, advise us your basis in determining that you are or you are not the primary beneficiaries of the trust funds. Refer to paragraphs 14-15 of FIN 46R.

Company’s Response

We believe our pre-need trusts do not meet any of the criteria for variable interest entities under FIN 46.

a.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

This condition does not exist as the amount trusted simply remains on deposit until the service is performed.

b.	As a group the holders of the equity investments at risk lack any one of the following three characteristics of a controlling financial interest:

i.	Direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities. This criterion is not applicable as the members are not holders of equity investments at risk. The members simply pay into a trust in exchange for the promise that their death care needs will be provided in the future. Even if the members were to be considered “holders of equity investments at risk” their ability to withdraw their trusted amounts at any time prior to death does give them some element of control.

ii.	The obligation to absorb expected losses of the entity. This criterion is not applicable as the trust is invested in cash and near cash financial instruments for which there would be no risk of loss.

iii.	The right to receive expected residual returns of the entity. This criterion is inapplicable, as the members are not considered holders of equity investments at risk. The equity investors as a group also are considered to lack characteristic (b)(1) in the case of disproportional voting interests of certain members. Not applicable.

c.	The equity investors as a group also are considered to lack characteristic (b)(1) in the case of disproportional voting interests of certain members. Not applicable.

In our initial SEC filing we included the assets and liabilities of the trusts in our balance sheet, but the SEC asked that we remove them. There would be no impact to our financial statements other then to “gross up” the balance sheet. The existence of the trust funds and their relationship to our financial position is disclosed in Footnote 2.

SEC’s Response

We have read and considered your response to comment 13. We remain unclear why the conditions under paragraph 5a, b, and c of FIN 46R are not applicable in your assessment if determining whether the trust funds are VIE. We do not believe ‘the amount trusted simply remains on deposit’ is an indication that the total equity investment at risk is sufficient to permit the trust funds to finance their activities without additional subordinated support. Please address the following comments.

a.	Advise us the structure and the ownership of the trust funds.

b.	Address in your response the rights and obligations of each of the parties involved including the trustors and the trustee. Identify for us the party or parties to absorb the expected losses and those to receive the expected residual returns.

c.	Tell us how you consider these rights and obligations in your assessment in determining whether the trust funds are VIE under paragraph 5a, b, and c of FIN 46R.

Company’s Response:

In our original response, management had considered the requirements of paragraphs 5a, b and c of FIN 46R and believed that those conditions had not been met by The Neptune Society. Management believed that the criterion “…the total equity investment at risk is sufficient to permit the trust funds to finance their activities without additional subordinated support” is not relevant, as there are no activities of the trust funds. Those funds simply remain on deposit, earn interest and then are withdrawn when the services are provided.

However management does acknowledge that while there has not been consistent industry practice in the application of FIN 46R, certain major death care providers have started to present these trust funds on their balance sheets. In order to more consistently follow industry practice, Neptune plans to change its method of accounting to present these funds, along with an offsetting deferred revenue item, on its balance sheet. Inasmuch as there is no impact on the operating results, the Company would make this change on a prospective basis in future filings.